EXHIBIT 99.1

Results of the votes of the Combined Shareholders’ General Meeting of January 25, 2023

Daix (France), Long Island City (New York, United States), January 26, 2023 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (NASH) and other diseases with unmet medical need,  today announced the results of the votes of its Combined Shareholders’ General Meeting.

The Combined Shareholders' Meeting was held on January 25, 2023 at 2 p.m. at Hôtel Oceania Le Jura, 14 avenue Foch, 21000 Dijon (France), under the chairmanship of Mr. Frédéric Cren, Chairman and Chief Executive Officer and cofounder of Inventiva.

Mr. Frederic Cren proceeded to the usual formalities of the opening of the meeting, in particular to the constitution of the Bureau by appointing Mr. Pierre Broqua and Mr. Jean Volatier, as tellers, as well as Mr. Eric Duranson, as secretary of the general meeting.

All the resolutions submitted to vote have been adopted by the shareholders, with the exception of the eleventh, as recommended by the Board of Directors.

Information on the results of the votes is detailed below:

  Total number of shares composing the share capital: : 42 134 169
  Total number of shares with voting rights: 42 027 480

	Ordinary part			Extraordinary part
	Shareholders	Shares	Votes	Shareholders	Shares	Votes
Shareholders present	0	0	0	0	0	0
Proxy to third parties	0	0	0	0	0	0
Proxy to the Chairman	119	2 060 712	2 188 682	119	2 060 712	2 188 682
Mail votes	84	24 451 455	36 586 555	84	24 451 455	36 586 555
TOTAL	203	26 512 167	38 775 237	203	26 512 167	38 775 237
Quorum	63,082%			63,082%

VOTE RESULTS Ordinary Resolutions
Resolution	Result	For		Against		Abstention		Total number of votes cast	Number of represented shares	Proportion of represented share capital	Quorum
		Votes	%	Votes	%	Votes	%
1	Adopted	38 758 418	99.96%	15 859	0.04%	960	-	38 774 277	26 512 167	62.923%	63.082%
16	Adopted	38 755 524	99.95%	18 504	0.05%	1 209	-	38 774 028	26 512 167	62.923%	63.082%

VOTE RESULTS Extraordinary Resolutions
Resolution	Result	For		Against		Abstention		Total number of votes cast	Number of represented shares	Proportion of represented share capital	Quorum
		Votes	%	Votes	%	Votes	%
2	Adopted	35 614 593	91.85%	3 160 114	8.15%	530	-	38 774 707	26 512 167	62.923%	63.082%
3	Adopted	35 607 497	91.83%	3 167 160	8.17%	580	-	38 774 657	26 512 167	62.923%	63.082%
4	Adopted	35 605 052	91.83%	3 169 505	8.17%	680	-	38 774 557	26 512 167	62.923%	63.082%
5	Adopted	35 605 302	91.83%	3 169 355	8.17%	580	-	38 774 657	26 512 167	62.923%	63.082%
6	Adopted	35 605 466	91.83%	3 169 090	8.17%	681	-	38 774 556	26 512 167	62.923%	63.082%
7	Adopted	35 606 951	91.83%	3 167 646	8.17%	640	-	38 774 597	26 512 167	62.923%	63.082%
8	Adopted	35 607 577	91.83%	3 167 181	8.17%	479	-	38 774 758	26 512 167	62.923%	63.082%
9	Adopted	35 608 177	91.83%	3 166 430	8.17%	630	-	38 774 607	26 512 167	62.923%	63.082%
10	Adopted	35 608 127	91.83%	3 166 280	8.17%	830	-	38 774 407	26 512 167	62.923%	63.082%
11	Rejected	10 448 947	26.95%	28 325 160	73.05%	1 130	-	38 774 107	26 512 167	62.923%	63.082%
12	Adopted	38 751 168	99.94%	23 539	0.06%	530	-	38 774 707	26 512 167	62.923%	63.082%
13	Adopted	35 608 520	91.84%	3 164 553	8.16%	2 164	-	38 773 073	26 512 167	62.923%	63.082%
14	Adopted	35 606 496	91.83%	3 167 922	8.17%	819	-	38 774 418	26 512 167	62.923%	63.082%
15	Adopted	35 602 218	91.82%	3 171 900	8.18%	1 119	-	38 774 118	26 512 167	62.923%	63.082%

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH, mucopolysaccharidoses (MPS) and other diseases with significant unmet medical needs. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva reported positive results from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and received Breakthrough Therapy and Fast Track status from the U.S. Food and Drug Administration (“FDA”) for lanifibranor in the treatment of NASH.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is in the process of selecting an oncology development candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 80 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com.

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Matthieu Benoist Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, Inventiva’s pipeline and preclinical and clinical development plans, future activities, expectations, plans, growth and prospects of Inventiva and its product candidates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Future events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrolment and completion of Inventiva’s clinical trials on anticipated timelines and macroeconomic conditions, including global inflation and uncertain financial markets or at all. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2021 filed with the Autorité des Marchés Financiers on March 11, 2022, the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 11, 2022 and the financial report for the first half of 2022 filed with the Securities and Exchange Commission on September 22, 2022 for additional information in relation to such factors, risks and uncertainties.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.

Attachment

  Inventiva - PR - Results AG 2023 - EN - 26 01 2023 (https://ml-eu.globenewswire.com/Resource/Download/c3b66bec-b29f-4419-8444-d05d8e0204ef)